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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 1)*

EQUITY MARKETING, INC. (Name of Issuer)

Common Stock, $.001 Par Value (Title of Class of Securities)

294724109 (CUSIP Number)

Kenneth Squire
Crown EMAK Partners, LLC
660 Madison Avenue, 15th Floor
New York, New York 10021
(212) 207-4100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to: W. Alex Voxman Latham & Watkins 633 West Fifth Street, Suite 4000 Los Angeles, California 90071 (213) 485-1234

March 29, 2000 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See SECTION 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

SCHEDULE 13D
CUSIP No. 294724109	Page 2 of 13

1	NAME OF REPORTING PERSON
Crown EMAK Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 2,611,581 shares*
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 2,611,581 shares*
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 2,611,581 shares*
PERSON WITH
	10	SHARED DISPOSITIVE POWER 2,611,581 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,611,581 shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.4% (based on 5,703,401 shares of Common Stock outstanding as of March 19, 2002, as reported by Equity Marketing, Inc. on its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 28, 2002)

14	TYPE OF REPORTING PERSON
OO

*
See response to Item 5(a).

SCHEDULE 13D
CUSIP No. 294724109	Page 3 of 13

1	NAME OF REPORTING PERSON
Peter Ackerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF	7	SOLE VOTING POWER 2,611,581 shares*
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 2,611,581 shares*
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 2,611,581 shares*
PERSON WITH
	10	SHARED DISPOSITIVE POWER 2,611,581 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,611,581 shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.4% (based on 5,703,401 shares of Common Stock outstanding as of March 19, 2002, as reported by Equity Marketing, Inc. on its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 28, 2002)

14	TYPE OF REPORTING PERSON
IN

*
See response to Item 5(a).

SCHEDULE 13D
CUSIP No. 294724109	Page 4 of 13

1	NAME OF REPORTING PERSON
Joanne Leedom-Ackerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF	7	SOLE VOTING POWER 2,611,581 shares*
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 2,611,581 shares*
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 2,611,581 shares*
PERSON WITH
	10	SHARED DISPOSITIVE POWER 2,611,581 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,611,581 shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.4% (based on 5,703,401 shares of Common Stock outstanding as of March 19, 2002, as reported by Equity Marketing, Inc. on its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 28, 2002)

14	TYPE OF REPORTING PERSON
IN

*
See response to Item 5(a).

SCHEDULE 13D
CUSIP No. 294724109	Page 5 of 13

1	NAME OF REPORTING PERSON
Perry A. Lerner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF	7	SOLE VOTING POWER 2,611,581 shares*
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 2,611,581 shares*
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 2,611,581 shares*
PERSON WITH
	10	SHARED DISPOSITIVE POWER 2,611,581 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,611,581 shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.4% (based on 5,703,401 shares of Common Stock outstanding as of March 19, 2002, as reported by Equity Marketing, Inc. on its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 28, 2002)

14	TYPE OF REPORTING PERSON
IN

*
See response to Item 5(a).

SCHEDULE 13D
CUSIP No. 294724109	Page 6 of 13

1	NAME OF REPORTING PERSON
Somerville S Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF	7	SOLE VOTING POWER 2,611,581 shares*
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 2,611,581 shares*
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 2,611,581 shares*
PERSON WITH
	10	SHARED DISPOSITIVE POWER 2,611,581 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,611,581 shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.4% (based on 5,703,401 shares of Common Stock outstanding as of March 19, 2002, as reported by Equity Marketing, Inc. on its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 28, 2002)

14	TYPE OF REPORTING PERSON
OO

*
See response to Item 5(a).

SCHEDULE 13D
CUSIP No. 294724109	Page 7 of 13

1	NAME OF REPORTING PERSON
Santa Monica Pictures, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF	7	SOLE VOTING POWER 2,611,581 shares*
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 2,611,581 shares*
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 2,611,581 shares*
PERSON WITH
	10	SHARED DISPOSITIVE POWER 2,611,581 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,611,581 shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.4% (based on 5,703,401 shares of Common Stock outstanding as of March 19, 2002, as reported by Equity Marketing, Inc. on its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 28, 2002)

14	TYPE OF REPORTING PERSON
OO

*
See response to Item 5(a).

SCHEDULE 13D
CUSIP No. 294724109	Page 8 of 13

1	NAME OF REPORTING PERSON
Somerville, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 2,611,581 shares*
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 2,611,581 shares*
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 2,611,581 shares*
PERSON WITH
	10	SHARED DISPOSITIVE POWER 2,611,581 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,611,581 shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.4% (based on 5,703,401 shares of Common Stock outstanding as of March 19, 2002, as reported by Equity Marketing, Inc. on its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 28, 2002)

14	TYPE OF REPORTING PERSON
OO

*
See response to Item 5(a).

SCHEDULE 13D
CUSIP No. 294724109	Page 9 of 13

1	NAME OF REPORTING PERSON
Crown EMAK Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 2,611,581 shares*
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 2,611,581 shares*
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 2,611,581 shares*
PERSON WITH
	10	SHARED DISPOSITIVE POWER 2,611,581 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,611,581 shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.4% (based on 5,703,401 shares of Common Stock outstanding as of March 19, 2002, as reported by Equity Marketing, Inc. on its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 28, 2002)

14	TYPE OF REPORTING PERSON
OO

*
See response to Item 5(a).

SCHEDULE 13D
CUSIP No. 294724109	Page 10 of 13

1	NAME OF REPORTING PERSON
Crown EMAK Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 2,611,581 shares*
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 2,611,581 shares*
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 2,611,581 shares*
PERSON WITH
	10	SHARED DISPOSITIVE POWER 2,611,581 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,611,581 shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.4% (based on 5,703,401 shares of Common Stock outstanding as of March 19, 2002, as reported by Equity Marketing, Inc. on its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 28, 2002)

14	TYPE OF REPORTING PERSON
OO

*
See response to Item 5(a).

        This Amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D") previously jointly filed by Peter Ackerman, an individual, Joanne Leedom-Ackerman, an individual (together with Peter Ackerman, the "Ackermans"), Perry A. Lerner, an individual ("Lerner"), Somerville S Trust, a revocable trust organized in California (the "Trust"), Santa Monica Pictures, LLC, a California limited liability company ("SMP"), Somerville, LLC, a Delaware limited liability company ("Somerville"), and Crown EMAK Partners, LLC, a Delaware limited liability company, formerly known as Crown Acquisition Partners, LLC ("Crown Partners"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

        Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

Item 1. Security and Issuer.

        No material change has occurred to this item of the Schedule 13D.

Item 2. Identity and Background.

        Item 2 of the Schedule 13D is hereby amended and supplemented to add the following:

          (a)  This statement is being filed jointly by the Ackermans, Lerner, the Trust, SMP, Somerville, Crown EMAK Holdings, LLC, a Delaware limited liability company ("Crown Holdings"), Crown EMAK Investments, LLC, a Delaware limited liability company ("Crown Investments"), and Crown Partners. Crown Partners, collectively with the Ackermans, Lerner, the Trust, SMP, Somerville, Crown Holdings and Crown Investments are referred to herein as the "Reporting Persons."

          (b)  The address of the principal business of each of Crown Holdings and Crown Investments is 660 Madison Avenue, 15th Floor, New York, New York 10021.

          (c)  The principal business of Crown Holdings is holding the securities of Crown Investments. The principal business of Crown Investments is holding the securities of Crown Partners.

Item 3. Source and Amount of Funds or Other Consideration.

        No material change has occurred to this item of the Schedule 13D.

Item 4. Purpose of Transaction.

        Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

        The second stage of the Purchase Agreement was consummated on June 20, 2000 after the termination of the waiting period imposed under the Hart-Scott-Rodino Improvements Act of 1976, as amended, and the Company's receipt of a determination letter from NASD stating that the Company's consummation of the transactions contemplated in the Purchase Agreement does not require stockholder approval.

        In September 2001, Jason Ackerman, a Managing Director of Crown Capital Group, was designated by Crown Partners to serve on the Company's Board of Directors. Jason Ackerman replaced Peter Ackerman, one of Crown Partners' initial designees to the Company's Board of Directors. Jeffrey S. Deutschman, Crown Partners' other designee to the Company's Board of Directors, continues to serve as a director of the Company.

Item 5. Interest in Securities of the Issuer.

        Item 5(a) of the Schedule 13D is hereby amended and supplemented to add the following:

        After the consummation of both stages of the transaction, Crown Partners holds a total of (i) 25,000 shares of Series A Preferred Stock, which are presently convertible into 1,694,915 shares of Common Stock and (ii) warrants to purchase 12,000 shares of Series B Preferred Stock, which are presently convertible into 750,000 shares of Common Stock, and 3,000 shares of Series C Preferred Stock, which are presently convertible into 166,666 shares of Common Stock. Assuming the exercise of the warrants and the conversion of all shares of Preferred Stock owned and to be acquired by Crown Partners into Common Stock, Crown Partners would own an aggregate of 2,611,581 shares of Common Stock. Assuming exercise of all such warrants and conversion of all such shares of Preferred Stock and based on 5,703,401 shares of Common Stock outstanding as of March 19, 2002, Crown Partners' shares would constitute approximately 31.4% of the Common Stock.

        On June 20, 2000, upon the consummation of the second closing, Robeck's obligation to vote all of the shares of the Company's Common Stock beneficially held by him in favor of Crown Partners designees for election to the Board of Directors of the Company under a Voting Agreement, dated as of March 29, 2000, by and among Crown Partners, Robeck and Robeck 1997 Trust (the "Robeck Voting Agreement"), terminated in accordance with its terms.

        Item 5(b) of the Schedule 13D is hereby amended and supplemented to add the following:

        Somerville is the managing member of Crown Holdings. Crown Holdings is the managing member of Crown Investments. Crown Investments is the managing member of Crown Partners. As such, each of Crown Holdings and Crown Investments may be deemed to have shared power to vote or direct the vote, and to dispose or to direct the disposition of the shares of 2,611,580 shares of Common Stock assuming exercise of all warrants and conversion of all shares of Preferred Stock) held by Crown Partners. See response to Item 5(a) above.

        Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

        As described in Item 5 above, on June 20, 2000, the Robeck Voting Agreement terminated.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement, dated as of April 18, 2002, by and among Peter Ackerman, an individual, Joanne Leedom-Ackerman, an individual, Perry A. Lerner, an individual, Somerville S Trust, a revocable trust organized in California, Santa Monica Pictures, LLC, a California limited liability company, Somerville, LLC, a Delaware limited liability company, Crown EMAK Holdings, LLC, a Delaware limited liability company, Crown EMAK Investments, LLC, a Delaware limited liability company, and Crown EMAK Partners, LLC, a Delaware limited liability company.

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement, dated as of April 18, 2002, by and among Peter Ackerman, an individual, Joanne Leedom-Ackerman, an individual, Perry A. Lerner, an individual, Somerville S Trust, a revocable trust organized in California, Santa Monica Pictures, LLC, a California limited liability company, Somerville, LLC, a Delaware limited liability company, Crown EMAK Holdings, LLC, a Delaware limited liability company, Crown EMAK Investments, LLC, a Delaware limited liability company, and Crown EMAK Partners, LLC, a Delaware limited liability company.

SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2002	PETER ACKERMAN

	By:	/s/ PETER ACKERMAN Peter Ackerman

Dated: April 19, 2002	JOANNE LEEDOM-ACKERMAN

	By:	/s/ JOANNE LEEDOM-ACKERMAN Joanne Leedom-Ackerman

Dated: April 19, 2002	PERRY A. LERNER

	By:	/s/ PERRY A. LERNER Perry A. Lerner

Dated: April 19, 2002	SOMERVILLE S TRUST

	By:	/s/ PERRY A. LERNER
		Name:	Perry A. Lerner
		Title:	Trustee

Dated: April 19, 2002	SANTA MONICA PICTURES, LLC

	By:	/s/ PERRY A. LERNER
		Name:	Perry A. Lerner
		Title:	Authorized Signatory

Dated: April 19, 2002	SOMERVILLE, LLC

	By:	/s/ PERRY A. LERNER
		Name:	Perry A. Lerner
		Title:	Authorized Signatory

Dated: April 19, 2002	CROWN EMAK HOLDINGS, LLC

	By:	/s/ JEFFREY S. DEUTSCHMAN
		Name:	Jeffrey S. Deutschman
		Title:	Authorized Signatory

Dated: April 19, 2002	CROWN EMAK INVESTMENTS, LLC

	By:	/s/ JEFFREY S. DEUTSCHMAN
		Name:	Jeffrey S. Deutschman
		Title:	Authorized Signatory

Dated: April 19, 2002	CROWN EMAK PARTNERS, LLC

	By:	/s/ JEFFREY S. DEUTSCHMAN
		Name:	Jeffrey S. Deutschman
		Title:	Authorized Signatory

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SCHEDULE 13D
EXHIBIT INDEX
SIGNATURES